SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ TO __________
COMMISSION FILE NUMBER 0-12345

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
STILLWATER MINING COMPANY
PO BOX 1330
536 EAST PIKE AVENUE
COLUMBUS, MT 59019

REQUIRED INFORMATION
1.	Financial statements filed as a part of this annual report: Stillwater Mining Company Bargaining Unit 401(k) Plan — Financial Statements and Schedules, December 31, 2005 and 2004 (With Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2005 and 2004, the related Statement of Changes in Net Assets Available For Benefits for the years then ended, and the related Notes to Financial Statements for the years then ended, together with the Supplemental Schedule of Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2005.

2.	Exhibit filed as part of this annual report: Exhibit 23 — Consent of KPMG LLP, Independent Registered Public Accounting Firm.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

June 29, 2006	/s/ John R. Stark
Date	John R. Stark
Vice President, Human Resources,
Corporate Counsel and Secretary

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3
Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005	11-12
Consent of Independent Registered Public Accounting Firm

KPMG LLP
Suite 1002
175 N 27th Street
Billings, MT 59101
Report of Independent Registered Public Accounting Firm
To the Administrator of the
     Stillwater Mining Company Bargaining Unit 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Stillwater Mining Company Bargaining Unit 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Billings, Montana
June 28, 2006
KPMG LLP, a U.S. limited liability partnership, is the U.S.
Member firm of KPMG International, a Swiss cooperative.

1

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Investments (note 3):
Non-interest bearing cash	$12,336	$2,172
Common stock fund	10,546,395	8,928,705
Mutual funds	28,247,893	22,556,543
Guaranteed interest account	4,648,071	3,985,507
Participant loans	3,647,726	3,429,532

Total investments	47,102,421	38,902,459

Receivables:
Employer contributions	489,056	304,080
Participant contributions and loan repayments	220,413	207,330
Other	2,523	1,329

Total receivables	711,992	512,739

Total assets	47,814,413	39,415,198

LIABILITIES
Accounts payable	7,239	—

Total liabilities	7,239	—

NET ASSETS AVAILABLE FOR BENEFITS	$47,807,174	$39,415,198

See accompanying notes to financial statements.	2

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INVESTMENT INCOME
Net appreciation in fair value of investments (note 3)	$3,527,853	$4,095,327
Interest and dividends	717,366	103,831
Interest income on participant loans	243,244	208,052

Total investment income	4,488,463	4,407,210

CONTRIBUTIONS
Employer contributions:
Employer securities	3,655,173	2,793,664
Participant contributions	4,968,163	4,307,337
Participant rollovers	25,122	70,286

Total contributions	8,648,458	7,171,287

DEDUCTIONS
Distributions and withdrawals	4,178,377	2,931,763
Administrative expenses and other	19,775	80,572

Total deductions	4,198,152	3,012,335

NET INCREASE BEFORE NET TRANSFERS TO OTHER COMPANY PLAN	8,938,769	8,566,162

NET TRANSFERS TO OTHER COMPANY PLAN (note 1)	(546,793)	(983,262)

Net increase	8,391,976	7,582,900

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	39,415,198	31,832,298

End of year	$47,807,174	$39,415,198

See accompanying notes to financial statements.	3

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Plan
On October 1, 1996, Stillwater Mining Company (the “Company”) established the Stillwater Mining Company Bargaining Unit 401(k) Plan (the “Plan”) for union employees. The following description of the Plan provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, covering all union employees of the Company, as defined in the Plan Document, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees are eligible to participate in the Plan at the beginning of the month following the employee’s date of hire.
Plan and Trust Administration
The administration of the Plan is the responsibility of the Company. Effective October 1, 2004, the assets of the Plan are maintained in a trust fund that is administered under a trust agreement with Investors Bank and Trust Company (the “Trustee”). Prior to October 1, 2004, the assets of the Plan were maintained in a trust fund that was administered under a trust agreement with Smith Barney Corporate Trust Company.
Plan Amendment
Effective January 1, 2004, the Plan was amended and restated. The plan increased the maximum participant pre-tax “elective deferral contributions” to 60% of eligible compensation from 20%. The amendment and restatement also reflects certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).
Effective October 1, 2004, the Plan was amended and restated and a new trustee and recordkeeper were appointed.
The Plan was amended in 2005 to allow for lump sum distributions to terminated participants with accumulated benefits in amounts greater than $1,000 but less than $5,000 for automatic rollover into an individual retirement account (IRA) designated by the administrator.
Contributions
During 2005 and 2004, each participant had the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 60% of eligible compensation as defined by the Plan Document. The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 6% of the participant’s compensation for the contribution period. The Company matching contribution may be made in Company common stock or cash. During 2005 and 2004, all Company matching contributions were made in the form of common stock. Each participant also had the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.
The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions during the years ended December 31, 2005 or 2004.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
During 2005 and 2004, participants aged 50 and over made catch-up contributions totaling $9,158 and $5,366, respectively.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company and is charged with an allocation of administrative expenses. Allocations of Plan earnings and losses are based on individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options
Upon enrollment in the Plan, a participant directs contributions to any investment option offered. The investment options available under the Plan include blended investment funds. The blended investment funds do not file directly with the Department of Labor and therefore, the underlying assets of each of these funds are listed in the attached supplemental schedule of Schedule H, line 4i — schedule of assets (held at end of year). Participants may change their investment options and make transfers between investment options daily.
Vesting
Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100 percent cliff vested after three years of service.
Participant Loans
Participant loans shall not exceed the lesser of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant’s vested balance. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time, not to exceed ten years. Interest rates on the participant loans outstanding at December 31, 2005 and 2004 ranged from 6% to 10%. Participant loans mature between January 2006 and August 2015.
Payment of Benefits
Upon termination, retirement or death, participants or their beneficiaries may elect to receive an amount equal to the vested value of his or her account in either a lump-sum amount or in installments determined by the participant or their beneficiary. Vested accounts which do not exceed $5,000, but are greater than $1,000 are automatically rolled over into an individual retirement account (IRA). Accounts which are less than $1,000 are automatically distributed in a lump-sum.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future Company matching contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $360,252 and $106,265, respectively. During 2005 and 2004, $249,161 and $323,196, respectively, of employer matching contributions were forfeited by employees who terminated before those amounts became vested. Net earnings related to forfeited funds in 2005 and 2004 totaled $13,931 and $1,226, respectively.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
The amount of forfeitures used to pay administrative expenses in 2005 and 2004 totaled $9,105 and $45,902, respectively.
The amount of forfeitures used to reduce employer matching contributions in 2004 totaled $265,440.
Plan to Plan Transfers
Net transfers to other Company plan includes $546,793 and $983,262 of net transfers to the Stillwater Mining Company 401(k) Plan for the years ended December 31, 2005 and 2004, respectively. The Stillwater Mining Company 401(k) Plan covers non-union employees of the Company (as defined by the Plan Document) and, therefore, transfers to and from this Plan occur when the union membership status of an employee changes.
Basis of Presentation
The Plan’s financial statements have been prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.
Investment Valuation and Income Recognition
The Plan’s investments in mutual funds and common stock are stated at fair value based on the quoted market value or quoted share price at the end of the year. The Plan’s guaranteed interest account is fully benefit-responsive and is recorded at contract value. Contract value represents contributions made under the contract, plus interest at a specified rate determined semi-annually (note 2). Plan investments in blended investment funds are valued based on the quoted market values of the underlying investments at the end of the Plan year. Participant loans are valued at principal amount. Purchases and sales of investments are recorded on the trade date basis.
Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.
Expenses of the Plan
The Company may reimburse expenses incurred in the administration of the Plan at its discretion. Substantially all expenses are paid with forfeitures, although some expenses, including but not limited to audit fees, legal expenses and other administrative costs, are paid by the Company.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
Payment of Benefits
Benefits are recorded when paid.
NOTE 2 — INVESTMENT CONTRACT WITH INSURANCE COMPANY
In 2005 and 2004, the Plan held an investment contract with Massachusetts Mutual Life Insurance Company (“MassMutual”), a party-in-interest to the Plan (note 5). MassMutual maintains the contributions in a general account. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer. The average yields were 3.27% and 4% for the years ending December 31, 2005 and 2004, respectively. The crediting interest rates were 3.25% and 4% as of December 31, 2005 and 2004, respectively. The crediting interest rate is based on a formula agreed upon by the issuer, but may not be less than 3%. Such interest rates are reviewed on a semi-annual basis for resetting.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
NOTE 3 — INVESTMENTS
The following presents the fair value of investments that represent 5 percent or more of the Plan’s net assets as determined by quoted market prices as of December 31:

	2005		2004
	# of shares,		# of shares,
	units or		units or
	loans	Fair Value	loans	Fair Value
Stillwater Unitized Stock	1,394,694	$10,546,395	1,223,153	$8,928,705

Mutual Funds:
American Funds Growth Fund of America	186,884	5,699,964	180,766	4,898,749
Davis Large Cap Value Fund	429,732	4,864,565	419,253	4,372,811
Baron Growth Fund	84,625	3,841,961	82,429	3,698,591
American Funds EuroPacific Fund	79,383	3,223,743	70,282	2,478,150
Oppenheimer Developing Market Fund	76,019	2,761,785	*	*

		20,392,018		15,448,301

Guaranteed interest account	425,435	4,457,508	382,969	3,863,897
Participant loans	480	3,647,726	450	3,429,532

		8,105,234		7,293,429

Other investments less than 5% of the Plan’s net assets		8,058,774		7,232,024

		$47,102,421		$38,902,459

*	Amount was not greater than 5% of net assets for respective year.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Common stock	$1,122,362	$1,706,593
Mutual funds	2,405,491	2,339,593
Common/collective trust fund	—	49,141

	$3,527,853	$4,095,327

NOTE 4 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.
NOTE 5 — RELATED PARTY TRANSACTIONS
Mass Mutual Retirement Services, the record keeper of the Plan subsequent to October 1, 2004, is a division of Mass Mutual. Certain Plan investments are units of a guaranteed interest account where participant contributions are invested in an investment contract maintained by Mass Mutual (note 2). These transactions qualify as allowable party-in-interest transactions.
The Company made matching contributions in Company common stock of $3,655,173 (396,538 shares) and $2,793,664 (212,292 shares) during the years ended December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, the Plan held $10,167,667 (878,796 shares) and $8,574,895 (761,536 shares), respectively, of common stock; and $378,728 and $353,810, respectively, of interest-bearing cash, in a unitized Company stock fund.
At December 31, 2005 and 2004, the Plan had employer contributions receivable of $489,056 and $304,080, respectively.
NOTE 6 — TAX STATUS
The Internal Revenue Service issued a determination letter dated January 27, 2005, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) applicable for the plan amendment executed on January 20, 2004. The Plan has been amended since the period covered by the determination letter. However, due to the minimal changes in the design of the Plan through subsequent amendments, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per Schedule H of the Form 5500:

2004
Net assets available for benefits per the financial statements	$39,415,198
Total non-interest bearing cash related to unsettled trades	68,423
Other liabilities related to unsettled trades	(68,423)

Net assets available for benefits per Schedule H, Form 5500	$39,415,198

Interest bearing cash in the 2004 Schedule H of the form 5500 of $355,982 includes $353,810 of cash included in the unitized Company stock fund.

10

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		(c) Description of investment
		including maturity date, rate	Number of
	(b) Identity of issue, borrower, lessor, or	of interest, collateral, par or	Units/		(e) Current
(a)	similar party	maturity value	Shares	(d) Cost	Value

	American Funds Growth Fund of America	Mutual Fund	186,884	N/A	5,699,964
	Davis Large Cap Value Fund	Mutual Fund	429,732	N/A	4,864,565
	Baron Growth Fund	Mutual Fund	84,625	N/A	3,841,961
	American Funds EuroPacific Growth Fund	Mutual Fund	79,383	N/A	3,223,743
	Oppenheimer Developing Market Fund	Mutual Fund	76,019	N/A	2,761,785
	PIMCO Total Return Fund	Mutual Fund	185,768	N/A	1,950,564
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	122,610	N/A	1,758,225
	Oppenheimer Main Street Fund	Mutual Fund	22,882	N/A	849,620
	Northern Trust Indexed Equity Fund	Mutual Fund	40,553	N/A	466,361
	Oppenheimer High Yield Fund	Mutual Fund	20,148	N/A	188,180
	T. Rowe Price Small Company Value Fund	Mutual Fund	8,652	N/A	124,069
	Harris Focused Value Fund	Mutual Fund	6,016	N/A	101,785

	Stillwater Aggressive Blend:
	American Funds Growth Fund of America	Mutual Fund	5,417	N/A	165,204
	Davis Large Cap Value Fund	Mutual Fund	13,876	N/A	157,085
	Northern Trust Indexed Equity Fund	Mutual Fund	6,854	N/A	78,827
	Oppenheimer Main Street Fund	Mutual Fund	2,101	N/A	78,036
	Oppenheimer High Yield Fund	Mutual Fund	7,164	N/A	66,907
	PIMCO Total Return Fund	Mutual Fund	6,231	N/A	65,420
	Oppenheimer Developing Market Fund	Mutual Fund	1,572	N/A	57,112
	American Funds EuroPacific Growth Fund	Mutual Fund	1,398	N/A	56,787
	Harris Focused Value Fund	Mutual Fund	2,717	N/A	45,977
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	2,498	N/A	35,812
	T. Rowe Price Small Company Value Fund	Mutual Fund	2,490	N/A	35,715
	Baron Growth Fund	Mutual Fund	766	N/A	34,778

			77,792		877,660

	Stillwater Conservative Blend:
	PIMCO Total Return Fund	Mutual Fund	37,466	N/A	393,395
*	Guaranteed Interest Account	Insurance Contract	15,720	N/A	164,781
	American Funds Growth Fund of America	Mutual Fund	1,800	N/A	54,897
	Davis Large Cap Value Fund	Mutual Fund	4,174	N/A	47,247
	Northern Trust Indexed Equity Fund	Mutual Fund	2,063	N/A	23,721
	Oppenheimer Main Street Fund	Mutual Fund	632	N/A	23,457
	Oppenheimer Developing Market Fund	Mutual Fund	546	N/A	19,826
	American Funds EuroPacific Growth Fund	Mutual Fund	486	N/A	19,710
	Harris Focused Value Fund	Mutual Fund	986	N/A	16,676
	Baron Growth Fund	Mutual Fund	345	N/A	15,685
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	565	N/A	8,100
	T. Rowe Price Small Company Value Fund	Mutual Fund	563	N/A	8,077

			73,956		795,572

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STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		(c) Description of investment
		including maturity date, rate	Number of
	(b) Identity of issue, borrower, lessor, or	of interest, collateral, par or	Units/		(e) Current
(a)	similar party	maturity value	Shares	(d) Cost	Value

	Stillwater Moderate Blend:
	PIMCO Total Return Fund	Mutual Fund	17,161	N/A	180,192
	American Funds Growth Fund of America	Mutual Fund	2,356	N/A	71,850
	Davis Large Cap Value Fund	Mutual Fund	5,459	N/A	61,800
	Oppenheimer Main Street Fund	Mutual Fund	965	N/A	35,830
	Northern Trust Indexed Equity Fund	Mutual Fund	2,696	N/A	30,999
*	Guaranteed Interest Account	Insurance Contract	2,460	N/A	25,782
	Oppenheimer Developing Market Fund	Mutual Fund	642	N/A	23,323
	American Funds EuroPacific Growth Fund	Mutual Fund	572	N/A	23,194
	Harris Focused Value Fund	Mutual Fund	959	N/A	16,215
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	1,103	N/A	15,823
	T. Rowe Price Small Company Value Fund	Mutual Fund	1,100	N/A	15,781
	Baron Growth Fund	Mutual Fund	339	N/A	15,395

			47,167		516,184

	Stillwater Ultra-Aggressive Blend:
	American Funds Growth Fund of America	Mutual Fund	3,137	N/A	95,654
	Davis Large Cap Value Fund	Mutual Fund	7,824	N/A	88,572
	Oppenheimer Main Street Fund	Mutual Fund	1,230	N/A	45,671
	Northern Trust Indexed Equity Fund	Mutual Fund	3,623	N/A	41,667
	Oppenheimer Developing Market Fund	Mutual Fund	863	N/A	31,372
	American Funds EuroPacific Growth Fund	Mutual Fund	769	N/A	31,224
	Harris Focused Value Fund	Mutual Fund	1,255	N/A	21,241
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	1,467	N/A	21,031
	T. Rowe Price Small Company Value Fund	Mutual Fund	1,464	N/A	20,999
	Baron Growth Fund	Mutual Fund	458	N/A	20,787

			34,796		418,218

	Stillwater Unitized Stock:
*	Stillwater Mining Company Stock	Common Stock	878,796	N/A	10,167,667
	Interest Bearing Cash				378,728

			1,394,694		10,546,395

*	Loans	Interest rates from 6% to 10%	480	0	3,647,726
	Non-Interest Bearing Cash				12,336
*	Guaranteed Interest Account	Insurance Contract	425,435	N/A	4,457,508

					47,102,421

*	Party-in-interest to the Plan

12

STILL WATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
EXHIBIT INDEX

Exhibit	Document

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.